Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Next Chair of the Board of Directors

Saskatoon, Saskatchewan, Canada, March 8, 2013 . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that Victor J. Zaleschuk will step down as chair of Cameco’s board of directors following the corporation’s annual general meeting on May 14, 2013.

Cameco’s board has selected A. Neil McMillan to succeed Zaleschuk as non-executive chair of the board, provided he is re-elected at Cameco’s annual general meeting. Zaleschuk will continue to serve as a director if re-elected.

“Under Neil’s leadership, I have every confidence that the board will continue to provide effective governance to deliver growth and shareholder value,” said Zaleschuk, who joined Cameco’s board in 2001 and was elected chair in 2003. “It has been a pleasure and privilege to serve as chair of this leading company for the past decade, but it’s time for me to step down as chair to assure healthy renewal of board leadership.”

McMillan has been an independent director of Cameco since 2002. He has CEO experience and diverse expertise in mining, government relations and the investment industry.

“I want to thank Vic for his strong board leadership during a period of dynamic growth at Cameco,” said McMillan “I am pleased that my fellow board members have confidence that I can provide effective board leadership and I look forward to working with Cameco’s management team. My focus will be on delivering superior shareholder value while meeting Cameco’s commitment to sustainable development.”

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190